SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

California Pizza Kitchen, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

13054D109
(CUSIP Number)

Marc Weingarten, Esq.
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,139,327
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,139,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,139,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,120,227
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,120,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,120,227
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Clinton Equity Strategies Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 19,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 19,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,139,327
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,139,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,139,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 25, 2011 (the “Original Schedule 13D” and together with this Amendment, the “Schedule 13D”), with respect to the shares of common stock, $0.01 par value per share (the “Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified. This Amendment constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

The last paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of the Acquisition, the progress of any additional discussions with the Issuer's management team and Board, the Issuer's financial position and business strategy, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, management or operations of the Issuer, calling a special meeting of stockholders, seeking appraisal rights, selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934. As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,139,327 Shares representing approximately 4.6% of the Shares outstanding. The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 24,586,372 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2011 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 3, 2011, filed with the Securities and Exchange Commission on May 6, 2011.

(b) By virtue of investment management agreements with CMAG and CES, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all 1,139,327 Shares beneficially owned by CMAG and CES. By virtue of his direct and indirect control of CGI, CMAG and CES, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all 1,139,327 Shares as to which CGI, CMAG and CES have voting power or dispositive power.

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 7 of 8 Pages

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on July 1, 2011. The Reporting Persons will no longer be filing amendments to the Schedule 13D as a group or individually.

CUSIP No. 13054D109	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Equity Strategies Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George Hall
George Hall

SCHEDULE B

This Schedule sets forth information with respect to transactions in the Shares which were effectuated by a Reporting Person since the filing of the Original Schedule 13D.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
05/25/11	(2,500)	16
06/02/11	(4,400)	17
06/03/11	10,000	18
06/13/11	25,000	18.48
06/14/11	10,000	18.485
06/14/11	10,000	18.485
06/16/11	25,000	18.4467
06/17/11	(118,000)	17
06/17/11	20,000	18.4661
07/01/11	(42,664)	18.48
07/01/11	(44,236)	18.4802
07/01/11	(11,836)	18.48

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
------------	-----------------	----------	--------------
05/25/11	06/18/11	10,000	18
06/14/11	06/18/11	35,000	17
06/14/11	06/18/11	2,500	16
06/15/11	06/18/11	20,000	17
06/16/11	06/18/11	50,000	17
06/17/11	06/18/11	20,000	17